Mobilicom Ltd.

1 Rakefet Street

Shoham, Israel 6083705

August 23, 2022

Via Electronic Mail

Office of Manufacturing

U.S. Securities Exchange Commission

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Charles Eastman, Kevin Woody, Geoff Kruczek and Jay Ingram

Re:	Mobilicom Ltd. Amendments Nos. 6-8 to Registration Statement on Form F-1 Filed August 16, 18 and 19, 2022 File No. 333-264523

Gentlemen:

This letter is in response to the letter dated August 22, 2022 from the staff (the “Staff”) of U.S. Securities Exchange Commission (“SEC”) addressed to Mobilicom, Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly.

Amendments Nos. 6-8 to Registration Statement on Form F-1 filed August 16, 18 and 19, 2022 General

1.	We note the forum provisions in Exhibits 4.4-4.6. Please disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the exhibits states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

RESPONSE: The Company has revised the prospectus on page 25 to address the Staff’s comment, and has also added language to the exhibits providing that the forum provisions are not intended to limit or restrict the forum in which investor may bring a claim under the Securities Act or the Exchange Act.

Exhibits

2.	The legal opinions you file should address each security and transaction in your fee table. Currently, it appears Exhibits 5.1 and 5.2 do not address the units and pre-funded units or issuance of underlying securities. Please file revised opinions.

RESPONSE: The Company has re-filed Exhibits 5.1 and 5.2 to address the Staff’s comment.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel, Jeff Cahlon, Esq., of Sichenzia Ross Ference LLP at (212) 930-9700.

Mobilicom Ltd.

/s/ Oren Elkayam
Name:	Oren Elkayam
Title:	Chief Executive Officer